UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number:  1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

The registrant’s Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements for the quarter ended March 31, 2016 included on pages 7 to 32 and 33 to 64, respectively, of the registrant’s 2016 First Quarter Report to Shareholders filed with this Form 6-K as Exhibit 99.1, are incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on Form S-8 (Registration Nos. 333-12610, 333-13072, 333-114951, 333-129430 and 333-157326), on Form F-3 (Registration No. 333-159176) and on Form F-10 (Registration No. 333-208442) and by the registrant and John Hancock Life Insurance Company (U.S.A.) on Form F-3 (Registration Nos. 333-183233-01 and 333-183233, 333-208663-01 and

333-208663, 333-205595-01 and 333-205595, 333-196805-01 and 333-196805, respectively). Except for the foregoing, no other document or portion of a document filed with this Form 6-K is incorporated by reference in the above registration statements.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	First Quarter Report to Shareholders
99.2	Certification Chief Executive Officer
99.3	Certification Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

By: /s/ Stephen P. Sigurdson
Name: Stephen P. Sigurdson
Title: Executive Vice President and General Counsel
Date: May 5, 2016

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	First Quarter Report to Shareholders
99.2	Certification Chief Executive Officer
99.3	Certification Chief Financial Officer